UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2023 (May 29, 2023)

ARLINGTON ASSET INVESTMENT CORP.

(Exact name of Registrant as Specified in Its Charter)

Virginia	001-34374	54-1873198
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6862 Elm Street Suite 320
McLean, Virginia	22101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 703 373-0200

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	AAIC	New York Stock Exchange
7.00% Series B Cumulative Perpetual Redeemable Preferred Stock	AAIC PrB	New York Stock Exchange
8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	AAIC PrC	New York Stock Exchange
6.000% Senior Notes due 2026	AAIN	New York Stock Exchange
6.75% Senior Notes due 2025	AIC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On May 30, 2023, Arlington Asset Investment Corp., a Virginia corporation (“Arlington”), and Ellington Financial Inc., a Delaware corporation (“Ellington”), issued a joint press release announcing the execution of a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 29, 2023, by and among Arlington, Ellington, EF Merger Sub Inc., a Virginia corporation (“Merger Sub”), and, solely for the limited purposes set forth therein, Ellington Financial Management LLC, a Delaware limited liability company. Under the terms and subject to the conditions set forth in the Merger Agreement, Arlington will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Ellington (such transaction, the “Merger”). A copy of the joint press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 furnished pursuant to Item 9.01, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section, nor shall such information, including Exhibit 99.1, be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Joint Press Release, dated May 30, 2023, issued by Arlington Asset Investment Corp. and Ellington Financial Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Additional Information and Where to Find It

This communication relates to the proposed Merger pursuant to the terms of the Merger Agreement. In connection with the proposed Merger, Ellington expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Ellington and a proxy statement of Arlington. Ellington and Arlington also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the shareholders of Arlington for their consideration. The definitive proxy statement/prospectus will be sent to the shareholders of Arlington, and will contain important information regarding the proposed Merger and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY ELLINGTON AND ARLINGTON WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ELLINGTON, ARLINGTON AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ellington with the SEC are also available free of charge on Ellington’s website at www.ellingtonfinancial.com. Copies of the documents filed by Arlington with the SEC are also available free of charge on Arlington’s website at www.arlingtonasset.com.

Participants in the Solicitation Relating to the Merger

Ellington, Arlington and certain of their respective directors and executive officers and certain other affiliates of Ellington and Arlington may be deemed to be participants in the solicitation of proxies from the common shareholders of Arlington in respect of the proposed Merger. Information regarding Arlington and its directors and executive officers and their ownership of common stock of Arlington can be found in Arlington’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and May 1, 2023, respectively. Information regarding Ellington and its directors and executive officers and their ownership of common stock of Ellington can be found in Ellington’s annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, and in its definitive proxy statement relating to its 2023 annual meeting of stockholders, filed with the SEC on April 6, 2023. Additional information regarding the interests of such participants in the Merger will be included in the proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. These documents are available free of charge on the SEC’s website and from Ellington or Arlington, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Ellington and Arlington intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding Ellington and Arlington include, but are not limited to, statements related to the proposed Merger, including the anticipated timing, benefits and financial and operational impact thereof; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Ellington’s and Arlington’s ability to complete the proposed Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approval from Arlington’s shareholders and satisfaction of other closing conditions to consummate the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to diverting the attention of Ellington and Arlington management from ongoing business operations; failure to realize the expected benefits of the proposed Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that Ellington’s and Arlington’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; effects relating to the announcement of the proposed Merger or any further announcements or the consummation of the proposed Merger on the market price of Ellington’s or Arlington’s common stock; the availability of suitable investment or disposition opportunities; changes in interest rates, interest rate spreads, the yield curve and prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; legislative and regulatory changes that could adversely affect the businesses of Ellington and Arlington; risks relating to the uncertainty and economic impact of a resurgence of the COVID-19 pandemic or other public health emergencies; and other risks and uncertainties affecting Ellington and Arlington, including those described from time to time under the caption “Risk Factors” and elsewhere in Ellington’s and Arlington’s SEC filings and reports, including Ellington’s annual report on Form 10-K for the year ended December 31, 2022, Arlington’s annual report on Form 10-K for the year ended December 31, 2022, as amended, and other filings and reports by either company. Moreover, other risks and uncertainties of which Ellington or Arlington are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Ellington or Arlington on their respective websites or otherwise. Neither Ellington nor Arlington undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARLINGTON ASSET INVESTMENT CORP.
Date: May 30, 2023

	By:	/s/ Richard E. Konzmann
	Name:	Richard E. Konzmann
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1

ELLINGTON FINANCIAL AND ARLINGTON ASSET INVESTMENT CORP. ANNOUNCE DEFINITIVE MERGER AGREEMENT

– Transaction Provides Increased Scale and Enhanced Access to Capital Markets –

– Aligned Platforms and Capital Expected to Drive Earnings Accretion and Sustained Long-Term Growth –

OLD GREENWICH, Conn. – (BUSINESS WIRE) – May 30, 2023 – Ellington Financial Inc. (NYSE: EFC) (“Ellington Financial”), a real estate investment trust investing in a diverse array of financial assets including residential and commercial mortgage loans, and Arlington Asset Investment Corp. (NYSE: AAIC) (“Arlington”), a real estate investment trust that invests primarily in mortgage-related and other assets, announced today that they have entered into a definitive merger agreement pursuant to which Ellington Financial will acquire Arlington. Upon completion of the acquisition, Ellington Financial is expected to have a pro forma equity capital base of over $1.5 billion.

Under the terms of the merger agreement, (i) each share of Arlington common stock will be converted into 0.3619 shares1 of Ellington Financial common stock, or approximately 11.7 million shares of Ellington Financial common stock in the aggregate, and (ii) Arlington common stockholders will also receive $3 million in cash in the aggregate (or $0.09 per share) to be contributed by Ellington Financial’s external manager. The respective closing stock prices for Ellington Financial and Arlington on May 26, 2023 imply an offer price of $4.77 per Arlington share, representing a 73% premium to Arlington’s share price on May 26, 2023, and a 15% discount to diluted tangible book value per share2 as of March 31, 2023. Upon the closing of the acquisition, Ellington Financial stockholders are expected to own approximately 85% of the combined company’s stock, while Arlington stockholders are expected to own approximately 15% of the combined company’s stock. In addition, Ellington Financial will assume Arlington’s outstanding preferred equity, senior unsecured notes and trust preferred securities.

Based on the closing price of Ellington Financial’s common stock on May 26, 2023, the estimated pro forma market capitalization of the combined company would exceed $1.0 billion. The combined company will operate under the name “Ellington Financial Inc.” and its shares will continue to trade on the NYSE under the existing ticker symbol “EFC”. Ellington Financial Management LLC, an affiliate of Ellington Management Group, L.L.C., will continue to manage the combined company.

“We are extremely excited about the opportunity to add a significant portfolio of assets – particularly low-coupon mortgage servicing rights – that align very well with our expertise and existing management platform,” stated Laurence Penn, Ellington Financial’s Chief Executive Officer. “We believe that the benefits of this acquisition include greater operating efficiencies, a larger market capitalization, and attractive long-term unsecured debt and preferred equity capital. Upon closing, we believe that we will be positioned well to drive accretive earnings growth and provide strategic and financial benefits to our stockholders.”

[1]	Subject to possible reduction based on an asset performance provision
[2]	After giving effect to the vesting of equity awards as a result of the transaction

“We are thrilled to combine AAIC with the Ellington Financial team to make a combined company that we believe will be positioned to take advantage of opportunities into the future,” said J. Rock Tonkel, Jr., Arlington’s Chief Executive Officer. “This transaction combines two complementary portfolios, and we look forward to working closely with the Ellington Financial team to complete the acquisition and deliver value for our stockholders.”

Anticipated Benefits to Ellington Financial and Arlington Stockholders from the Acquisition:

•	Capital to Fund Growth Going Forward: Increased scale and liquidity to further capitalize on opportunistic investment environment.

•

Strategically Compelling: Arlington’s investment portfolio aligns well with Ellington Financial’s portfolio, and its relatively low leverage should provide meaningful opportunity to enhance returns by deploying additional capital in EFC’s targeted assets classes.

•

Accretive to Earnings and Long-Term Growth: Anticipated to be accretive to Ellington Financial’s earnings in 2023 and accretive to Ellington Financial’s book value within one year of closing, with enhanced long-term growth potential.

•	Increases in Operational Efficiency: Anticipated increase in operating expense efficiencies as a result of fixed expenses spread over a larger equity base.

•	Desirable Target Capital Structure: Arlington’s capital structure includes unsecured debt and preferred equity with attractive costs of capital.

•

Increased Market Capitalization and Liquidity: Estimated pro forma market capitalization of approximately $1 billion (based on the closing price of EFC common stock on May 26, 2023) expected to enhance liquidity of EFC common stock and provide more efficient access to capital markets.

Additional information on the transaction and the anticipated effects on Ellington Financial can be found in Ellington Financial’s investor deck relating to the acquisition posted on Ellington Financial’s website. The investor deck is also being furnished by Ellington Financial in a Current Report on Form 8-K being filed by Ellington Financial with the Securities and Exchange Commission (the “SEC”) on the date hereof.

Management, Governance and Corporate Headquarters

Upon completion of the acquisition, Ellington Financial’s Chief Executive Officer and President, Laurence Penn, will continue to lead the combined company, and Ellington Financial executives Michael Vranos, Mark Tecotzky, and JR Herlihy will remain in their current roles. The combined company will remain headquartered in Old Greenwich, Connecticut. The Board of the combined company is expected to expand to six directors through the addition of one Arlington-designated director.

Timing and Approvals

The transaction has been unanimously approved by the Boards of Directors of Ellington Financial and Arlington. The transaction is expected to close in the fourth quarter of 2023, subject to the approval by Arlington’s stockholders and other customary closing conditions.

Advisors

Keefe, Bruyette & Woods, A Stifel Company is acting as exclusive financial advisor and Vinson & Elkins is acting as legal advisor to Ellington Financial. Wells Fargo Securities is acting as exclusive financial advisor and Hunton Andrews Kurth LLP is acting as legal advisor to Arlington.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger, Ellington Financial intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Arlington and a prospectus of Ellington Financial. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of Arlington. In connection with the proposed merger, Ellington Financial and Arlington also plan to file relevant materials with the SEC. STOCKHOLDERS OF ARLINGTON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to Arlington’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Ellington Financial and Arlington free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by Ellington Financial with the SEC will be available free of charge on Ellington Financial’s website at http://www.ellingtonfinancial.com or by contacting Ellington Financial’s Investor Relations at (203) 409-3575, as they become available. Copies of the documents filed by Arlington with the SEC will be available free of charge on Arlington’s website at www.arlingtonasset.com or by contacting Arlington’s Investor Relations at (703) 373-0200.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Ellington Financial and Arlington and their respective directors and executive officers and certain other affiliates of Ellington Financial and Arlington may be deemed to be participants in the solicitation of proxies from Arlington stockholders in connection with the proposed merger.

Information about the directors and executive officers of Arlington is available in its Form 10-K/A, which was filed with the SEC on May 1, 2023. Information about the directors and executive officers of Ellington Financial is available in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Stockholders of Arlington should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Ellington Financial or Arlington using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature and can be identified by words such as “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “continue,” “intend,” “should,” “would,” “could,” “goal,” “objective,” “will,” “may,” “seek” or similar expressions or their negative forms. Such forward-looking statements may include or relate to statements about the proposed merger, including its financial and operational impact; the benefits of the proposed merger; the pro forma market capitalization of the combined company; the scale, market presence, market capitalization, leverage, liquidity or earnings of the combined company; anticipated synergies and operating expense efficiencies from the proposed merger; investment opportunities and returns of the combined company; future growth; access to capital markets; the timing of future events; and other statements of management’s beliefs, intentions or goals. These statements are based on Ellington Financial’s and Arlington’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Ellington Financial and Arlington can give no assurance that their expectations will be attained. Factors that could cause actual results to differ materially from Ellington Financial’s or Arlington’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of Arlington; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the operating results and businesses generally of Ellington Financial and Arlington; the outcome of any legal proceedings relating to the proposed merger; the ability to successfully integrate the businesses following the proposed merger; changes in interest rates or the market value of Ellington Financial’s or Arlington’s investments; market volatility; changes in mortgage default rates and prepayment rates; the availability and terms of financing; changes in government regulations affecting the business of Ellington Financial or Arlington; the ability of Ellington Financial and Arlington to maintain their exclusion from registration under the Investment Company Act of 1940; the ability of Ellington Financial and Arlington to maintain their qualification as a REIT; changes in market conditions and economic trends, such as changes to fiscal or monetary policy, heightened inflation, slower growth or recession, and currency fluctuations; and other factors, including those set forth in the section entitled “Risk Factors” in Ellington Financial’s most recent Annual Report on Form 10-K and Arlington’s most recent Annual Report on Form 10-K, as amended, and Ellington Financial’s and Arlington’s Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by Ellington Financial and Arlington with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither Ellington Financial nor Arlington undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

About Ellington Financial

Ellington Financial invests in a diverse array of financial assets, including residential and commercial mortgage loans, reverse mortgage loans, residential and commercial mortgage-backed securities, consumer loans and asset-backed securities backed by consumer loans, collateralized loan obligations, non-mortgage and mortgage-related derivatives, debt and equity investments in loan origination companies, and other strategic investments. Ellington Financial is externally managed and advised by Ellington Financial Management LLC, an affiliate of Ellington Management Group, LLC.

About Arlington Asset Investment Corp.

Arlington Asset Investment Corp. (NYSE: AAIC) currently invests primarily in mortgage related assets and has elected to be taxed as a REIT. The Company is headquartered in the Washington, D.C. metropolitan area.

Contact

Ellington Financial Inc.

Investor Relations

(203) 409-3575

info@ellingtonfinancial.com

Arlington Asset Investment Corp.

Investor Relations and Media:

Rich Konzmann

(703) 373-0200

ir@arlingtonasset.com